# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BLUE FOUNDRY BANCORP, CIK 0001846017
CUSIP: 09549B104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 19 Park Avenue, Rutherford, New Jersey (NJ), 07070
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000943374-25-000098
Filed by CIK 0002055399

## Reporting persons
- Blue Foundry Bank Employee Stock Ownership Plan Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); sole voting power 1,825,440; shared voting power 419,193; sole dispositive power 2,244,633; shared dispositive power 0; aggregate amount beneficially owned 2,244,633 (10.8% of the class)

## Item 1. Issuer
Name of issuer: BLUE FOUNDRY BANCORP
Address of issuer's principal executive offices: 19 Park Avenue, Rutherford, New Jersey, 07070

## Item 2. Person Filing
Name of person filing:
Blue Foundry Bank
Employee Stock Ownership Plan Trust
Trustee: Pentegra Trust Company
Address of principal business office or, if none, residence:
c/o Pentegra Services, Inc.
2 Enterprise Drive, Suite 408
Shelton, Connecticut 06484
Citizenship: New Jersey

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 2,244,633
Percent of class: 10.8
Sole power to vote or to direct the vote: 1,825,440
Shared power to vote or to direct the vote: 419,193
Sole power to dispose or to direct the disposition: 2,244,633
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Blue Foundry Bank Employee Stock Ownership Plan Trust: /s/ Paula Edmonds, Paula Edmonds, Senior Vice President, Pentegra Trust Company, Trustee (02/17/2026)